Exhibit 99.1

Qunar Announces Receipt of a Preliminary Non-Binding “Going Private” Proposal

BEIJING, June 23, 2016 (GLOBE NEWSWIRE) — Qunar Cayman Islands Limited (NASDAQ: QUNR) (“Qunar” or the “Company”), China’s leading mobile and online travel platform, today announced that its board of directors (the “Board”) has received a preliminary non-binding proposal letter, dated June 23, 2016, from Ocean Management Limited (the “Buyer”), to acquire all outstanding ordinary shares of Qunar not beneficially owned by the Significant Shareholders (as defined below). The proposed purchase price for each American depositary share of the Company (“ADS”, each representing three ordinary shares) is $30.39 in cash or $10.13 for each ordinary share of the Company, which represents an approximately 15% premium to the closing trading price of the Company’s ADSs on June 22, 2016, the last trading day prior to the date of the proposal letter. A copy of the proposal letter is attached as Exhibit A to this press release.

According to the proposal letter, the Buyer is an entity related to Ocean Imagination L.P., a private equity fund dedicated to investing in travel-related industries in China. The Buyer intends to seek the support of the Company’s shareholders accounting for a majority in voting power of the Company (the “Significant Shareholders”) for this proposal. The Buyer also intends to fund the consideration payable in the Transaction with a combination of debt and equity capital, with the equity financing to be provided from the Buyer in the form of cash and any rollover equity capital in the Company from the Significant Shareholders.

The Board has formed a special committee comprised of three independent, disinterested directors, Mr. Jimmy Lai, Mr. Jianmin Zhu and Ms. Ying Shi, to consider the Buyer’s proposal and the transaction contemplated therein. The special committee expects to retain independent advisors, including independent financial and legal advisors, to assist it in this process.

The Board cautions the Company’s shareholders and others considering trading the Company’s securities that the Board has just received the proposal letter and has not had an opportunity to carefully review and evaluate the proposal or make any decision with respect to the Company’s response to the proposal. There can be no assurance that any definitive offer will be made, that any definitive agreement will be executed relating to the proposed transaction or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

Forward-looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Qunar may make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Qunar’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; its future business development, financial condition and results of operations; the expected growth of the online travel markets in China; the Company’s expectations regarding demand for and market acceptance of its products and services; its expectations regarding relationships with users and travel service providers; its plans to invest in the technology platform; competition in the industry; fluctuations in general economic and business conditions in China; and relevant government policies and regulations relating to the industry. Further information regarding these and other risks is included in the documents filed with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and Qunar undertakes no duty to update such information, except as required under applicable law.

About Qunar

Qunar is China’s leading mobile and online travel platform. With a commitment to building a travel ecosystem serving the entire travel industry value chain, Qunar is evolving the way people travel in a world increasingly enabled by technology. Qunar addresses the needs of Chinese travelers and travel service providers by efficiently matching industry supply and demand through its proprietary technologies. By providing technology infrastructure for travel service providers on mobile and online platforms, Qunar integrates and offers the most comprehensive selection of travel products and the most convenient means to complete desired transactions for Chinese travelers.

Qunar means “where to go” in Mandarin Chinese.

For more information, please visit http://ir.qunar.com.

For investor inquiries, please contact:

Investor Relations

Qunar Cayman Islands Limited

Tel: +86-10-8967-6966

Email: ir@qunar.com

Exhibit A

Proposal Letter

June 23, 2016 The Board of Directors Qunar Cayman Islands Limited 17th Floor, Viva Plaza, Building 18, Yard 29 Suzhou Street, Haidian District Beijing 100080 People’s Republic of China Dear Directors: Ocean Management Limited (the "Buyer"), which is an entity related to Ocean Imagination L.P., a private equity fund dedicated to investing in travel-related industries in China, is pleased to submit this preliminary non-binding proposal to acquire all outstanding ordinary shares (the "Shares") of Qunar Cayman Islands Limited (the "Company") not beneficially owned by the Significant Shareholders (as defined below) in a going-private transaction (the "Acquisition"). We may consummate the Acquisition together with certain related entities. We intend to seek the support of the Company's shareholders accounting for a majority in voting power of the Company (the "Significant Shareholders") for this proposal concurrently with the negotiation of the Definitive Agreements (as defined below). Our proposed purchase price for each American depositary share of the Company ("ADS", each representing three Shares) is $30.39 in cash. We believe that our proposal provides an attractive opportunity for the Company’s shareholders. Our proposed purchase price represents a 15% premium to the closing trading price of the Company's ADS on June 22, 2016, the last trading day prior to the date hereof. The terms and conditions upon which we are prepared to pursue the Acquisition are set forth below. We are confident in our ability to consummate an Acquisition as outlined in this letter. 1. Purchase Price. The consideration payable for each ADS will be $30.39 in cash, or $10.13 in cash per Share. 2. Financing. We intend to finance the Acquisition with a combination of debt and equity capital. Debt financing is expected to be provided by loans. Equity financing will be provided from the Buyer in the form of cash and any rollover equity capital in the Company from the Significant Shareholders. We are confident that we can timely secure adequate financing to consummate the Acquisition. 3. Due Diligence. We believe that we will be in a position to complete customary due diligence for the Acquisition in a timely manner and in parallel with discussions on the Definitive Agreements. We would like to ask the board of directors of the Company (the "Board") to accommodate such due diligence request and approve the provision of confidential information relating to the Company and its business to possible sources of debt and equity financing subject to a customary form of confidentiality agreement.

4. Definitive Agreements. We are prepared to promptly negotiate and finalize the definitive agreements (the "Definitive Agreements") providing for the Acquisition and related transactions. This proposal is subject to execution of the Definitive Agreements. We expect that the Definitive Agreements will contain representations, warranties, covenants and conditions which are typical, customary and appropriate for transactions of this type. 5. Process. We believe that the Acquisition will provide superior value to the Company’s shareholders. We recognize that the Board will evaluate the Acquisition independently before it can make its determination to endorse it. We expect that the independent, disinterested members of the Board will proceed to consider the proposed Acquisition. 6. Confidentiality. We are sure you will agree with us that it is in all of our interests to ensure that we proceed in a strictly confidential manner, unless otherwise required by law, until we have executed the Definitive Agreements or terminated our discussions. 7. No Binding Commitment. This proposal constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to the Acquisition. A binding commitment will result only from the execution of Definitive Agreements, and then will be on terms and conditions provided in such documentation. In closing, we would like to express our commitment to working together to bring this Acquisition to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact us. Sincerely, Ocean Management Limited By: Name: Tony Tianyi Jiang Title: Director